NexPoint Hospitality Trust, Inc.

300 Crescent Court, Suite 700

Dallas, Texas 75201

July 26, 2018

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention: Sonia Barros, Assistant Director, Office of Real Estate and Commodities

Re: NexPoint Hospitality Trust, Inc.

Withdrawal of Registration Statement on Form S-11

Filed on February 25, 2015

File No. 333-202275

Dear Ms. Barros:

On February 25, 2015, NexPoint Hospitality Trust, Inc., a Maryland corporation (the “Company”), filed Registration Statement No. 333-202275 on Form S-11 (together with the exhibits thereto and as amended from time to time, the “Registration Statement”) with the Securities and Exchange Commission (the “Commission”).

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Act”), the Company hereby applies for the withdrawal of the Registration Statement and requests that the Commission consent thereto. No securities have been issued or sold under the Registration Statement. The Registration Statement has not been declared effective by the Commission.

The Company has determined at this time not to proceed with the offering due to market conditions and requests that the Commission consent to this application on the grounds that withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by paragraph (a) of Rule 477.

The Company further requests that, in accordance with Rule 457(p) under the Securities Act, all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.

Pursuant to Rule 418 under the Securities Act, the Company further requests that all materials provided supplementally to the Staff be returned to the Company. In addition, the Company requests that the original transmittal letters, any memoranda, notes, correspondence, or other writings made by any member or employee of the Commission relating to any of the foregoing documents or any conference or telephone call with respect thereto, or copies or extracts of any of the foregoing, also be returned to the Company.

It is our understanding that this application for withdrawal of the Registration Statement will be deemed granted as of the date that it is filed with the Commission unless, within fifteen days after such date, the Company receives notice from the Commission that this application will not be granted.

If you have any questions regarding this letter, please contact the Company’s legal counsel, Charlie Haag, with Winston & Strawn LLP, at (214) 453-6494.

Sincerely yours,

/s/ Brian Mitts
Brian Mitts
Chief Financial Officer

Copies to:

Charlie Haag, Esq.

Winston & Strawn LLP